                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D
                    Under the Securities Exchange Act of 1934


                         Premier National Bancorp, Inc.
                         ------------------------------
                                (Name of Issuer)


                    Common Stock (par value $0.80 per share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   74053F107
                                   ---------
                                 (CUSIP Number)

                                Michael P. Pinto
                          Executive Vice President and
                             Chief Financial Officer
                              M&T Bank Corporation
                                  One M&T Plaza
                             Buffalo, New York 14203
                                 (716) 842-5844
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 9, 2000
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 74053F107                   Schedule 13D

1.  Name of Reporting Person:  M&T Bank Corporation
    I.R.S. Identification No.: 16-0968385

2.  Check the Appropriate Box if a Member of a Group         (a)    [ ]
                                                             (b)    [ ]
3.  SEC USE ONLY

4.  Source of Funds:  WC, OO

5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant To
    Items 2(d) or 2(e)      [ ]

6.  Citizenship or Place of Organization:  New York

Number of                     7.    Sole Voting Power:            0(1)
Shares
Beneficially                  8.    Shared Voting Power:          0(1)
Owned by
Each                          9.    Sole Dispositive Power:       0(1)
Reporting
Person                        10.   Shared Dispositive Power:     0(1)
With

11. Aggregate Amount Beneficially Owned by Each Reporting Person:  0(1)

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [X]

13. Percent of Class Represented by Amount in Row 11:      0%(1)

14. Type of Reporting Person:           HC, CO




Item 1.        Security and Issuer.

---------------------

(1) The Reporting Person and the Issuer have entered into a Stock Option Agreement covering 3,144,107 shares of Premier Common Stock (as defined herein) or approximately 16.6 % of the total shares that would be outstanding following exercise (including the shares issued upon exercise). Unless and until the option granted thereunder is exercised by the Reporting Person, the Reporting Person disclaims beneficial ownership of the shares covered by the Stock Option Agreement.

CUSIP No. 74053F107                   Schedule 13D

        The title of the class of equity securities to which this Schedule 13D relates is the common stock, par value $0.80 per share, of Premier National Bancorp, Inc. ("Premier"). The address of the principal executive offices of Premier is 1100 Route 55, Lagrangeville, New York 12540.

Item 2.        Identity and Background.

        This statement is filed on behalf of M&T Bank Corporation ("M&T"). M&T is a New York corporation with its principal executive offices at One M&T Plaza, Buffalo, New York 14203. M&T is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and under Article III-A of the New York Banking Law, and is principally engaged in the business of managing and controlling banks and activities closely related to banking.

        Filed as Schedule I to this Schedule 13D is a list of the executive officers and directors of M&T containing the following information with respect to each such person: (a) name, (b) business address and (c) present principal occupation or employment, and the name and, if different than such person's business address, the address of any corporation or other organization in which such employment is conducted. Each person listed in Schedule I is a United States citizen, except for Patrick W.E. Hodgson, who is a citizen of Canada, and Jorge G. Pereira, who is a citizen of Portugal.

        During the past five years, neither M&T nor, to the best of M&T's knowledge, any person named in Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

        Pursuant to a Stock Option Agreement dated as of July 9, 2000 ("Option Agreement"), Premier has granted to M&T an option ("Option") to purchase up to 3,144,107 shares of common stock, par value $0.80 per share, of Premier ("Premier Common Stock") at a price of $13.375 per share, subject to adjustment as provided therein. The aggregate amount of funds required to exercise the Option in full at an exercise price of $13.375 per share would be $42,052,431. If and when the Option is exercised, M&T's source of funds will be either working capital or funds borrowed from one or more banks in the ordinary course of business; the identity of such bank or banks has not yet been determined.

CUSIP No. 74053F107                   Schedule 13D


Item 4.        Purpose of Transaction.

        On July 9, 2000, M&T, Olympia Financial Corp., a wholly owned subsidiary of M&T ("Merger Sub") and Premier entered into an Agreement and Plan of Reorganization ("Reorganization Agreement") that provides that Premier shall be acquired by M&T through the merger ("Merger") of Premier with and into Merger Sub, with Merger Sub as the surviving corporation (the "Surviving Corporation") pursuant to an Agreement and Plan of Merger (the "Plan of Merger," and, together with the Reorganization Agreement, the "Merger Agreements").

        At the Effective Time (as defined in the Plan of Merger), all of the shares of capital stock of Premier shall, by virtue of the Merger, be converted into the right to receive the consideration described below and all of the shares of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall constitute all of the then-issued and outstanding shares of capital stock of the Surviving Corporation. The Surviving Corporation shall remain a wholly-owned subsidiary of M&T.

        Following the consummation of the Merger, Premier National Bank ("Premier Bank"), a national banking association subsidiary of Premier shall merge with and into Manufacturers and Traders Trust Company, a New York-chartered bank and wholly-owned indirect subsidiary of M&T ("M&T Bank"), pursuant to an Agreement and Plan of Merger in a form to be specified by M&T.

        Under the Plan of Merger, and subject to the other provisions therein, each share of Premier Common Stock issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger, automatically and without any action on the part of the holder thereof, become and be converted into (i) the right to receive $21.00 in cash without interest or (ii) the right to receive that number of shares of common stock, par value $5.00 per share, of M&T ("M&T Common Stock") (and cash in lieu of fractional shares) equal to the quotient of $21 divided by the Market Value (as defined below) of M&T Common Stock. The "Market Value" of M&T Common Stock will be the average, for the 10 trading days immediately preceding the date on which the Effective Time occurs, of the daily average of the high and low prices of such stock on the New York Stock Exchange-Composite Transactions List (as reported by The Wall Street Journal or, if not reported therein, another comparable authoritative source). Subject to possible adjustments set forth in the Plan of Merger, the total number of shares of Premier Common Stock to be converted into shares of M&T Common Stock in the Merger shall be 50% of the approximately 15.8 million shares of Premier Common Stock outstanding on July 7, 2000, less the aggregate number of shares of Premier Common Stock acquired by M&T or Premier prior to the Effective Time. The right to receive shares of M&T Common Stock is subject to the election, allocation and proration procedures set forth in the Plan of Merger.

        M&T and Premier have entered into the Option Agreement as a condition to M&T's entering into the Reorganization Agreement and to facilitate the consummation of the Merger,

CUSIP No. 74053F107                   Schedule 13D



the Bank Merger and the other transactions contemplated by the Reorganization Agreement and Plan of Merger (collectively, the "Transactions").

        Consummation of the Transactions is subject to among other things, receipt of all necessary shareholder and government approvals. Upon consummation of the Transactions, the separate corporate existence of Premier shall cease, and all outstanding shares of Premier Common Stock (except as otherwise provided in the Reorganization Agreement) will be converted into M&T Common Stock and cash in lieu of any fractional interest, or cash pursuant to the allocation and election procedures set forth in the Plan of Merger. As a result, Premier Common Stock will cease to be authorized and quoted in an inter-dealer quotation system of a registered national securities association and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act").

        M&T and/or, with M&T's consent, Premier may purchase shares of Premier Common Stock in the open market or private transactions prior to the consummation of the Transactions. M&T currently is considering the feasibility of doing so and may undertake such transactions at the conclusion of such consideration, either through purchases in the open market or in privately negotiated transactions.

        In connection with the Merger, certain subsidiaries of Premier may merge with certain subsidiaries of M&T.

        Except as otherwise set forth in Items 4, 5 and 6 hereof, M&T does not now have any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of Premier, or the disposition of securities of Premier; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Premier or any of its subsidiaries; (iii) any change in the present Board of Directors or management of Premier, including any change in the number or term of Premier directors or the filling of any existing vacancies on the Board of Directors of Premier; (iv) any material change in the present capitalization or dividend policy of Premier; (v) any other material change in the business or corporate structure of Premier; (vi) changes in Premier's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Premier by any person; (vii) causing a class of securities of Premier to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (viii) a class of equity securities of Premier becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

CUSIP No. 74053F107                   Schedule 13D


Item 5.        Interest in Securities of the Issuer.

        The 3,144,107 of Premier Common Stock subject to the Option represent approximately 16.6% of the shares of Premier Common Stock that would be issued and outstanding upon exercise of the Option in full (including the shares issued upon exercise of the Option). Unless and until the Option is exercised, M&T disclaims beneficial ownership of the Premier Common Stock subject to the Option.

        Except as otherwise described herein, neither M&T, nor, to the best of M&T's knowledge, any of the persons listed on Schedule I hereto, beneficially owns any shares of Premier Common Stock. Mr. Patrick W. E. Hodgson, a director of M&T, beneficially owns 2,000 shares of Premier Common Stock. No transactions in Premier Common Stock were effected during the past 60 days by M&T, or, to the best of M&T's knowledge, by any of the persons listed on Schedule I hereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Option Agreement

        Set forth below is a description of selected provisions of the Option Agreement. Such description is qualified in its entirety by reference to the copy of the Option Agreement filed as Exhibit 99.2 to M&T's Current Report on Form 8-K filed on July 12, 2000.

        Under the Option Agreement, Premier granted M&T an option (the "Option") to purchase up to 3,144,107 shares of Premier Common Stock at a purchase price of $13.375 per share. The Option Agreement was executed to facilitate the Transactions. M&T, or any other Holder (as defined in the Option Agreement), may exercise the Option, in whole or in part, and from time to time, if both an Initial Triggering Event (as defined herein) and a Subsequent Triggering Event (as defined herein) shall have occurred after the execution of the Option Agreement and prior to the occurrence of an Exercise Termination Event (as defined herein).

        The term "Initial Triggering Event" shall mean any of the following events or transactions occurring after the execution of the Option Agreement:

        (a) Premier or any of its Subsidiaries (each a " Premier Subsidiary"), without having received M&T's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as defined herein) with any person other than M&T or any of its Subsidiaries (each an "M&T Subsidiary");

        (b) Premier or any Premier Subsidiaries, without having received M&T's prior written consent, shall have authorized, recommended, proposed, or publicly announced its

CUSIP No. 74053F107                   Schedule 13D


intention to authorize, recommend or propose to engage in an Acquisition Transaction with any person other than M&T or an M&T Subsidiary;

        (c) any person (other than M&T or any M&T Subsidiary) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Premier Common Stock or any person other than M&T or an M&T Subsidiary shall have commenced, or shall have filed or publicly disseminated a registration statement or similar disclosure statement with respect to, a tender offer or exchange offer to purchase any shares of Premier Common Stock such that, upon consummation of such offer, such person would own or control 10% or more of the then outstanding shares of Premier Common Stock (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer," respectively);

        (d) the holders of Premier Common Stock shall not have approved the Merger Agreements and the transactions contemplated thereby, at the meeting of such shareholders held for the purpose of voting on such agreement, such meeting shall not have been held or shall have been cancelled prior to termination of the Merger Agreements, or the Board of Directors of Premier shall have publicly withdrawn or modified, or publicly announced its intent to withdraw or modify, in any manner adverse to M&T, its recommendation that the shareholders of Premier approve the transactions contemplated by the Merger Agreements, in each case after it shall have been publicly announced that any person other than M&T or any M&T Subsidiary shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction, commenced a Tender Offer, or filed or publicly disseminated a registration statement or similar disclosure statement with respect to an Exchange Offer, or filed an application (or given a notice), whether in draft or final form, under any federal or state banking laws seeking regulatory approval to engage in an Acquisition Transaction; or

        (e) after an overture is made by a third party to Premier or its shareholders to engage in an Acquisition Transaction, Premier shall have breached any covenant or obligation contained in the Reorganization Agreement and such breach would entitle M&T to terminate the Merger Agreements and shall not have been cured prior to the later of 30 days after written notice of breach is delivered or the Notice Date (as defined in the Option Agreement).

        An "Acquisition Transaction" shall mean:

        (a) a merger or consolidation, or any similar transaction, involving Premier or any Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC")) of Premier;

        (b) a purchase, lease or other acquisition or assumption of all or a substantial portion of the assets or deposits of Premier or any Significant Subsidiary of Premier;

CUSIP No. 74053F107                   Schedule 13D


        (c) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of Premier; or

        (d) any substantially similar transaction; provided, however, that in no event shall any merger, consolidation, purchase or similar transaction involving only Premier and one or more Premier Subsidiaries or involving only two or more Premier Subsidiaries, be deemed to be an Acquisition Transaction, provided that any such transaction is not entered into in violation of the terms of the Merger Agreements.

        A "Subsequent Triggering Event" shall mean either of the following events or transactions occurring after the execution of the Option Agreement:

        (a) the acquisition by any person of beneficial ownership of 25% or more of the then outstanding shares of Premier Common Stock; or

        (b) the occurrence of the Initial Triggering Event described above in clause (a) of the paragraph defining Initial Trigger Events, except that the percentage referred to in clause (c) of the paragraph defining Acquisition Transactions shall be 25%.

        The Option may be exercised in whole or in part, and from time to time, if both an Initial Triggering Event and a Subsequent Triggering Event shall have occurred; provided that, to the extent that the Option shall not have been exercised it shall terminate and be of no further force and effect upon the occurrence of an Exercise Termination Event. Each of the following shall be an "Exercise Termination Event":

        (a) the Effective Time (as defined in the Plan of Merger) of the Merger;

        (b) termination of the Merger Agreements in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event; or

        (c) the passage of 12 months after termination of the Merger Agreements if such termination follows the occurrence of an Initial Triggering Event.

        Notwithstanding anything to the contrary contained in the Option Agreement, the Option may not be exercised (nor may M&T's rights under Section 10 of the Option Agreement, as defined therein, be exercised) at any time when M&T shall be in breach of any of its covenants or agreements contained in the Merger Agreements under circumstances that would entitle Premier to terminate the Merger Agreements without regard to any grace period provided for in the Reorganization Agreement.

        In the event that any additional shares of Premier Common Stock are either (i) issued or otherwise become outstanding after the date of the Option Agreement (other than pursuant to the

CUSIP No. 74053F107                   Schedule 13D


Option Agreement or as permitted under the terms of the Merger Agreements) or
(ii) redeemed, repurchased, retired or otherwise cease to be outstanding after the date of the Option Agreement, the number of shares of Premier Common Stock subject to the option shall be increased or decreased, as appropriate, so that, after such issuance, such number equals 19.9% of the number of shares of Premier Common Stock then issued and outstanding without giving effect to any shares subject to or issued pursuant to the Option. In addition, in the event of any change in, or distributions in respect of, Premier Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares, distributions on or in respect of, Premier Common Stock that would be prohibited under the terms of the Merger Agreements, or the like, the Option and the Option Price shall be appropriately adjusted so that M&T on exercise will receive what it would have received had it exercised and held Premier Common Stock immediately before such event.

        The Option Agreement also provides that upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, Premier shall repurchase the Option from any Holder, upon their request within thirty days of such occurrence (or a later period as specified by the Option Agreement), at a price equal to the Option Repurchase Price (as defined herein). Additionally, the Option Agreement provides that upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, Premier shall repurchase the Option Shares from any Owner of the Option Shares ("Owner"), upon their request within thirty days of such occurrence (or a later period as specified by the Option Agreement), at a price equal to the Option Share Repurchase Price (as defined herein).

        The "Option Repurchase Price" shall equal the amount by which (A) the market/offer price (as defined herein) exceeds (B) the Option Price, multiplied by the number of shares for which the Option may then be exercised, plus, to the extent not previously reimbursed, M&T's reasonable documented out-of-pocket expenses incurred in connection with the transactions contemplated by, and the enforcement of, M&T's rights under the Merger Agreements, including without limitation reasonable legal, accounting and investment banking fees ("M&T's Out-of-Pocket Expenses").

        The "Option Share Repurchase Price" shall equal the greater of (A) the market/offer price and (B) the average option price per share paid by the owner for the Option Shares so designated, plus, to the extent not previously reimbursed, M&T's Out-of-Pocket Expenses.

        The term "market/offer price" shall equal the highest of (A) the price per share of Premier Common Stock at which a tender offer or exchange offer therefor constituting the Subsequent Trigger Event has been consummated, (B) the price per share of the Common Stock to be paid by any person, other than M&T or a M&T Subsidiary, pursuant to an agreement with Premier, (C) the highest closing price for shares of Premier Common Stock within the 60-day period immediately preceding the required repurchase of Options or Option Shares, as the case may be, or (D) in the event of a sale of all or substantially all of Premier's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining net assets of

CUSIP No. 74053F107                   Schedule 13D


Premier as determined by a nationally recognized investment banking firm selected by a majority in the interest of the Holders or the Owners, as the case may be, and reasonably acceptable to Premier, divided by the number of shares of Premier Common Stock outstanding at the time of such sale. In determining the market/offer price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by a majority in interest of the Holders or the Owners, as the case may be, and reasonably acceptable to Premier.

        Notwithstanding any other provision of the Option Agreement, (i) in no event shall M&T's Total Profit (as defined herein) exceed $24 million and, if it otherwise would exceed such amount, M&T, at its sole election, shall either reduce the number of shares of Premier Common Stock subject to the Option, deliver to Premier for cancellation Option Shares previously purchased by M&T valued at fair market value at the time of delivery, pay cash to Premier, or undertake any combination thereof so that M&T's actually realized Total Profit shall not exceed $24 million after taking into account of the foregoing actions, and (ii) the Option may not be exercised for a number of shares as would, as of the date of such exercise, result in a Notional Total Profit (as defined herein) to M&T of more than $24 million; provided that nothing in this sentence shall restrict any exercise of the Option permitted by the Option Agreement on any subsequent date.

        The term "Total Profit" shall mean the aggregate amount (before taxes) of (i) the net cash amounts received by M&T pursuant to the sale of Option Shares (or any other securities into which such Option Shares are converted or exchanged) to any unaffiliated party, including Premier, less M&T's purchase price of such Option Shares, plus (ii) any amounts received by M&T on the transfer of the Option (or any portion thereof) to any unaffiliated party, including Premier.

        The term "Notional Total Profit" with respect to any number of shares as to which M&T may propose to exercise the Option shall mean the Total Profit determined as of the date of such proposed exercise assuming that this Option were exercised on such date for such number of shares and assuming that such shares, together with all other Option Shares, including Shares underlying the Option itself, held by M&T and its affiliates as of such date, were sold for cash at the closing market price for the Premier Common Stock as of the close of business on the preceding trading day (less customary brokerage commissions).

Merger Agreements

        Set forth below is a description of selected provisions of the Merger Agreements. Such description is qualified in its entirety by reference to the copy of the Merger Agreements filed as Exhibit 99.1 to M&T's Current Report on Form 8-K filed on July 12, 2000.

        The Merger Agreements provide that Premier shall be acquired by M&T through the merger of Premier with and into Merger Sub, with Merger Sub as the Surviving Corporation pursuant to the Plan of Merger. At the Effective Time (as defined in the Plan of Merger), all of

CUSIP No. 74053F107
                                  Schedule 13D

the shares of capital stock of Premier shall, by virtue of the Merger, be converted into the right to receive the consideration described in Item 4 and all of the shares of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall constitute all of the then-issued and outstanding shares of capital stock of the Surviving Corporation. The Surviving Corporation shall remain a wholly-owned subsidiary of M&T.

        Following the consummation of the Merger, Premier Bank shall merge with and into M&T Bank, pursuant to an Agreement and Plan of Merger in a form to be specified by M&T.

        Each record holder of shares of Premier Common Stock will be entitled to elect to receive cash for all of such shares (as described in Item 4 herein), to elect to receive M&T Common Stock for all such shares (as described in Item 4 herein) or to indicate that such record holder has no preference as to the receipt of cash or M&T Common Stock for such shares. Subject to possible adjustments set forth in the Plan of Merger, the total number of shares of Premier Common Stock to be converted into shares of common stock of M&T in the Merger shall be 50% of the approximately 15.8 million shares of Premier Common Stock outstanding on July 7, 2000, less the aggregate number of shares of Premier Common Stock acquired by M&T or Premier prior to the Effective Time. The right to receive shares of M&T Common Stock is subject to the allocation and proration procedures set forth in the Plan of Merger.

        Each holder of an option granted by Premier to purchase shares of Premier Common Stock which is outstanding and unexercised immediately prior to the Effective Time (whether vested or not), will be assumed by M&T. Each Seller Option (as defined in the Plan of Merger) so assumed by M&T shall continue to have, and be subject to, the same terms and conditions set forth in the Seller Stock Option Plan (as defined in the Plan of Merger) (and any agreement) under which it was granted and as in existence immediately prior to the Effective Time, except that such Seller Option shall be exercisable (when vested) for that number of whole shares of M&T Common Stock equal to the product of the number of shares of Premier Common Stock covered by the Seller Option multiplied by the Exchange Ratio (as defined in the Plan of Merger), provided that any fractional shares of M&T Common Stock resulting from such multiplication shall be rounded down to the nearest share, and the exercise price per share of M&T Common Stock shall be equal to the exercise price per share of Premier Common Stock of such Seller Option divided by the Exchange Ratio, provided that such exercise be rounded up to the nearest cent.

        Prior to the Closing Date, as defined in the Reorganization Agreement, and except as otherwise provided for by the Merger Agreements or consented to or approved by M&T, Premier and any Premier Subsidiary shall use their respective reasonable best efforts in good faith to (i) take or cause to be taken all action necessary or desirable on its part so as to permit consummation of the Transactions on or at the earliest possible date; (ii) take or cause to be taken all action necessary or desirable to preserve their respective properties, business and relationships with customers, employees and other persons; and
(iii) not take or cause, nor to the best of its ability, permit any action that would substantially impair the prospects of completing

CUSIP No. 74053F107                   Schedule 13D


the Transactions pursuant to the Merger Agreements. Except with prior written consent of M&T or except as Previously Disclosed (as defined in the Reorganization Agreement) or except as expressly contemplated or permitted by the Merger Agreements, Premier shall not, and shall not permit any of the Premier Subsidiaries to:

        (1) carry on its business other than in the usual, regular and ordinary course in substantially the same manner as heretofore conducted;

        (2) in the case of Premier only, declare, set aside, make or pay any dividend or other distribution in respect of its capital stock other than its regular quarterly cash dividends on Premier Common Stock in amounts not in excess of $0.15 per share except as permitted by Section 4.14 of the Reorganization Agreement;

        (3) issue any shares of its capital stock or permit any treasury shares to become outstanding other than pursuant to the Option Agreement or pursuant to Premier's Dividend Reinvestment Plan or Rights (as defined in the Reorganization Agreement) outstanding at the date of the Reorganization Agreement or that become outstanding after such date in accordance with the Reorganization Agreement;

        (4) incur any additional debt obligation or other obligation for borrowed money other than in the ordinary course of business consistent with past practice;

        (5) issue, grant or authorize any Rights or effect any recapitalization, reclassification, stock dividend, stock split or like change in capitalization, or redeem, repurchase or otherwise acquire any shares of its capital stock (subject to the exceptions in the Reorganization Agreement);

        (6) amend its articles or certificate of incorporation or association; impose, or suffer the imposition, on any share of stock of any Premier Subsidiary held by Premier of any lien, charge or encumbrance, or permit any such lien, charge or encumbrance to exist, except as Previously Disclosed;

        (7) merge with any other corporation, savings association or bank or permit any other corporation, savings association or bank to merge into it or consolidate with any other corporation, savings association or bank; acquire control over any other firm, bank, corporation, savings association or organization; or create any subsidiary;

        (8) waive or release any right or cancel or compromise any debt or claim that is material to Premier on a consolidated basis;

        (9) liquidate or sell or dispose of any assets or acquire any assets; except as Previously Disclosed, make any capital expenditure in excess of $100,000 in any instance or $500,000 in the aggregate; or, except as Previously Disclosed, establish new branches or other

CUSIP No. 74053F107
                                  Schedule 13D

similar facilities, close existing branches or similar facilities or enter into or modify any leases or other contracts relating thereto;

        (10) increase the rate of compensation of, pay or agree to pay any bonus to, or provide any other employee benefit or incentive to, any of its directors, officers or employees except in a manner consistent with past practice or as required by law or contractual obligation in effect as of the date of the Reorganization Agreement (subject to the exceptions in the Reorganization Agreement;

        (11) changes its lending, investment, asset/liability management or other material banking policies in any material respect except as may be required by changes in applicable law;

        (12) change its methods of accounting in effect at December 31, 1999, except as required by changes in generally accepted accounting principles concurred in by its independently certified public accountants, or change any of its methods of reporting income and deductions for federal income tax purposes from those employed in the preparation of its federal income tax returns for the year ended December 31, 1999, except as required by law;

        (13) authorize or permit any of its officers, directors, employees or agents to directly or indirectly solicit, initiate or encourage any inquiries relating to, or the making of any proposal which constitutes, a "Takeover Proposal" (as defined in the Reorganization Agreement), or, except to the extent legally required for the discharge of the fiduciary duties of its Board of Directors, recommend or endorse any takeover proposal, or participate in any discussion or negotiations, or provide third parties with any nonpublic information, relating to any such inquiry or proposal or otherwise facilitate any effort or attempt to make or implement a takeover proposal; provided, however, that Premier may communicate information about any such takeover proposal to its shareholders if, in the judgment of Premier's Board of Directors, after consultation with outside counsel, such communication is necessary in order to comply with its fiduciary duties to Premier's shareholders required under applicable law. Premier will take all actions necessary or advisable to inform the appropriate individuals or entities referred to in the first sentence hereof of the obligations undertaken herein. Premier will notify M&T immediately if any such inquiries or takeover proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, Premier, and Premier will promptly inform M&T in writing of all of the relevant details with respect to the foregoing; or

        (14)    agree to do any of the foregoing.

        Both M&T and Premier have agreed to use all reasonable efforts to obtain as soon as practicable all consents and approvals of any persons necessary or desirable for the consummation of the Transactions, including but not limited to obtaining the approval of the shareholders of Premier, obtaining all consents and approvals required of applicable federal and state regulatory authorities, and furnishing such information as may be required in connection with the preparation of the proxy statements and the registration statement, if required. In

CUSIP No. 74053F107                   Schedule 13D


addition, Premier has agreed that, if so requested by M&T, it will take all necessary actions to facilitate the merger of Premier Subsidiaries with M&T Subsidiaries or the dissolution of Premier Subsidiaries, effective at or after the Effective Time; provided however that the Closing Date will not be delayed in order to facilitate such mergers or dissolutions. Neither M&T nor Premier will take any action that would substantially impair the prospects of completing the Transactions pursuant to the Merger Agreements, or that would adversely affect the qualification of the Transactions as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. In the event that either M&T or Premier has taken any action that would adversely affect such qualification, each party shall take such action as any other party may reasonably request to cure such effect to the extent curable without a Material Adverse Effect (as defined in the Reorganization Agreement) on any of the respective parties.

        For information regarding certain of the terms of the Merger Agreements and the Option Agreement, reference is made to copies of such agreements filed as Exhibits 99.1 and 99.2, respectively, to the Current Report on Form 8-K filed by M&T on July 12, 2000.

CUSIP No. 74053F107                   Schedule 13D



Item 7. Material to be Filed as Exhibits.

1. Stock Option Agreement dated as of July 9, 2000, incorporated by reference from Exhibit 99.2 of the Form 8-K filed by M&T on July 12, 2000.

2. Agreement and Plan of Reorganization dated as of July 9, 2000 (including the Agreement and Plan of Merger as Annex A thereto), incorporated by reference from Exhibit 99.1 of the Form 8-K filed by M&T on July 12, 2000.

CUSIP No. 74053F107                   Schedule 13D



                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 19, 2000                        M&T Bank Corporation



                                            By:    /s/  Michael P. Pinto
                                               ------------------------------
                                                Michael P. Pinto
                                                Executive Vice President and
                                                Chief Financial Officer

CUSIP No. 74053F107                   Schedule 13D



                                   SCHEDULE I


Following is a list of the executive officers and directors of M&T Bank Corporation as of July 19, 2000:

Executive Officers:

Name                                Office
----                                ------

Emerson L. Brumback                 Executive Vice President

Atwood Collins, III                 Executive Vice President

Mark J. Czarnecki                   Executive Vice President

Brian E. Hickey                     Executive Vice President

James L. Hoffman                    Executive Vice President

Adam C. Kugler                      Executive Vice President and Treasurer

Ray E. Logan                        Executive Vice President -- M&T Bank

John L. Pett                        Executive Vice President and Chief Credit Officer

Michael P. Pinto                    Executive Vice President and Chief Financial Officer

Robert E. Sadler, Jr.               Executive Vice President

Robert G. Wilmers                   Chairman of the Board, President and Chief Executive Officer


        The business address for each Executive Officer is M&T Bank Corporation, One M&T Plaza, Buffalo, New York 14203.

CUSIP No. 74053F107                   Schedule 13D


Directors:

Name and Corporation                            Business or Residence Address
--------------------                            -----------------------------

William F. Allyn                                Welch Allyn Ventures, LLC
President                                       4341 State Street Road
                                                Skaneateles Falls, NY  13152-9399

Brent D. Baird                                  Trubee, Collins & Co., Inc.
Private Investor                                1350 One M&T Plaza
                                                Buffalo, NY  14203-2396

John H. Benisch                                 Colliers ABR, Inc.
Founder/Limited Principal                       40 East 52nd Street
                                                New York, NY  10022-5911

Robert J. Bennett                               101 Marvelle Road
                                                Fayetteville, NY 13066-1019

C. Angela Bontempo                              Bryant & Stratton Business Institute, Inc.
President and CEO                               40 North Street
                                                Buffalo, NY  14202-1106

Robert T. Brady                                 Moog Inc.
Chairman and CEO                                6860 Seneca Street
                                                Building 24
                                                East Aurora, NY  14052-0018

Patrick J. Callan                               The RREEF Funds
Principal                                       320 Park Avenue
                                                Suite 1700
                                                New York, NY  10022-6815

R. Carlos Carballada                            M&T Place
Chancellor Emeritus                             255 East Avenue - 3rd Floor
New York State Board of Regents                 Rochester, NY  14604-2624

Richard E. Garman                               Newbery Alaska, Inc.
President                                       578 Mill Road
                                                East Aurora, NY 14052-2831

CUSIP No. 74053F107                   Schedule 13D


James V. Glynn                                  Maid of the Mist Corporation
President                                       151 Buffalo Avenue, Suite 204
                                                Niagra Falls, NY  14303-1288

Patrick W.E. Hodgson                            60 Bedford Road, 2nd Floor
President                                       Toronto, Ontario
Cinnamon Investments Limited                    CANADA M5R 2K2

Samuel T. Hubbard, Jr.                          Genesee Corporation
President and CEO                               445 St. Paul Street
                                                Rochester, NY 14605-1775

Reginald B.  Newman, II                         NOCO Energy Corp.
President                                       2440 Sheridan Drive
                                                Tonawanda, NY  14150-9416

Peter J. O'Donnell, Jr.                         Pine Tree Management Corporation
President and CEO                               P.O. Box 501
                                                Clarks Summit, PA  18411-0501

Jorge G. Pereira                                M&T Bank Corporation
Vice Chairman                                   350 Park Avenue
                                                6th Floor
                                                New York, NY  10022-6022

Robert E. Sadler, Jr.                           M&T Bank
President                                       One M&T Plaza, 19th Floor
                                                Buffalo, NY  14203-2399

John L. Vensel                                  Crucible Materials Corporation
Chairman and CEO                                575 State Fair Blvd.
                                                Solvay, NY  13209-1563

CUSIP No. 74053F107                   Schedule 13D



Herbert L. Washington                           H.L.W. Fast Track, Inc.
President                                       7320 Market Street
                                                Boardman, OH  44512-5610

Christine B. Whitman                            Veeco Instruments, Inc.
President and COO                               525 Lee Road
                                                Rochester, NY  14606-4236

Robert G. Wilmers                               M&T Bank Corporation
Chairman of the Board, President and CEO        One M&T Plaza
                                                19th Floor
                                                Buffalo, NY  14203-2399

CUSIP No. 74053F107                   Schedule 13D


                                  EXHIBIT INDEX

                                                                                        Location in
                                                                                       Sequentially
                                                                                           Numbered
                                                                                           --------
                                                                                               Copy
                                                                                               ----


Exhibit 1        Stock Option Agreement dated as of
                 July 9, 2000                                                             Note 1

Exhibit 2        Agreement and Plan of Reorganization (including
                 the Agreement and Plan of Merger as Annex A thereto)
                 dated as of July 9, 2000                                                 Note 2


Notes:

Note 1: Incorporated by reference from Exhibit 99.2 of the Form 8-K filed by M&T on July 12, 2000.

Note 2: Incorporated by reference from Exhibit 99.1 of the Form 8-K filed by M&T on July 12, 2000.